UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                        Commission File Number--000-29106

                          KNIGHTSBRIDGE TANKERS LIMITED
                 (Translation of registrant's name into English)

                               Par-la-Ville Place
                              14 Par-la-Ville Road
                                 Hamilton, HM 08
                                     Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the interim report of Knightsbridge Tankers Limited dated November 14, 2006, with respect to its interim results for the third quarter of 2006.

                                                                       Exhibit 1

Knightsbridge Tankers Limited

Interim Report September 2006

THIRD QUARTER AND NINE MONTH RESULTS

Knightsbridge Tankers Limited (the "Company") reports net income of $14.5 million and earnings per share of $0.85 for the third quarter of 2006. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs was $52,900 compared with $42,800 in the preceding quarter. The third quarter earnings reflect the strengthening of the tanker market that commenced in the second quarter. Net interest expense for the quarter was $1.5 million (2005 comparable quarter: $1.1 million) and at September 30, 2006, all of the Company's debt is floating rate debt. As of November 6, 2006, the Company has an average cash breakeven rate for its vessels of $18,998 per vessel per day compared to $19,200 on August 7, 2006.

The net decrease in cash and cash equivalents in the quarter was $0.1 million. The Company generated cash from operating activities of $16.4 million, used $2.8 million to repay loan and credit facilities and distributed $13.7 million in dividend payments.

For the nine months ended September 30, 2006 the Company reports net income of $36.6 million and earnings per share of $2.14. The average daily TCEs for the nine months ended September 30, 2006 was $50,100. Net interest expense for the period was $4.1 million (2005 comparable nine months: $2.9 million).

On November 14, 2006 the Board declared a dividend of $1.00 per share. The record date for the dividend is November 27, 2006, ex dividend date is November 22, 2006 and the dividend will be paid on or about December 7, 2006.

THE MARKET

The third quarter tanker market was seasonally very strong and, according to Clarkson's, VLCCs averaged a TCE of $79,300 for the third quarter of 2006.

The International Energy Agency (IEA) reported in November an average OPEC Oil production, including Iraq, of 29.98 million barrels per day during the third quarter of the year, a 0.18 million barrels per day or 0.6 percent increase from second quarter. OPEC decided at its extraordinary meeting held in Doha, Qatar on October 19, 2006 to reduce production by an amount of 1.2 million barrels per day, effective November 1, 2006, as a result of the recent development in the oil market.

IEA estimates that world oil demand averaged 83.9 million barrels per day in the third quarter, a 0.7 percent increase from the second quarter of 2006. The IEA predicts that the average demand for 2007 in total will be 85.9 million barrels per day, or a 1.7 percent growth from 2006, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 475 vessels at the end of the third quarter of 2006 with eight deliveries and no vessels scrapped during the quarter. The total order book amounted to 165 vessels at the end of the third quarter, up from 147 vessels after the second quarter of 2006. For the remainder of 2006 there are four deliveries expected and there are 31 deliveries expected in 2007. The current orderbook represent 34.7 percent of the current VLCC fleet. A total of 18 VLCCs were ordered during the quarter.

OUTLOOK

The market in the fourth quarter has shown continuing strength, although it has been weaker to date compared with the same quarter in 2005. The average Clarkson TCE reference rate for the quarter until 10 November 2006 is $51,500 per day. It is expected that the market will strengthen as the winter season sets in, but the increased number of ships in the global fleet may trend rates lower. The Company is well positioned with a low degree of debt and good future contract coverage.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

November 14, 2006
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact: Ola Lorentzon
         + 46 703 998886
         Inger M. Klemp
         + 47 23 11 40 76

                                             KNIGHTSBRIDGE TANKERS LIMITED THIRD QUARTER REPORT (UNAUDITED)

-------------- -----------  ------------------------------------------------------- ----------------- -------------- --------------
         2005        2006   INCOME STATEMENT                                                    2006           2005           2005
     Jul-Sept    Jul-Sept   (in thousands of $)                                             Jan-Sept       Jan-Sept        Jan-Dec
                                                                                                                         (audited)
-------------- -----------  ------------------------------------------------------- ----------------- -------------- --------------
       19,752      30,379   Operating revenues                                                81,268         70,045        100,179
                            Operating expense
        4,673       6,180   Voyage expenses                                                   14,293         12,362         16,459
        5,667       3,589   Ship operating expenses                                           12,312         12,889         17,211
          247         308   Administrative expenses                                            1,142            810            988
        4,315       4,316   Depreciation                                                      12,806         12,805         17,120
       14,902      14,393   Total operating expenses                                          40,553         38,866         51,778

        4,850      15,986   Net operating income                                              40,715         31,179         48,401
                            Other income/(expenses)
          220         343   Interest income                                                    1,025            819            959
       (1,368)     (1,836)  Interest expense                                                  (5,129)        (3,804)        (5,310)
          (57)          6   Other financial items                                                (47)           (79)           (83)
       (1,205)     (1,487)  Total other expenses                                              (4,151)        (3,064)        (4,434)

        3,645      14,499   Net income                                                        36,564         28,115         43,967

       17,100      17,100   Average number of ordinary shares outstanding (000's)             17,100         17,100         17,100
       $ 0.22      $ 0.85   Earnings per share ($)                                            $ 2.14         $ 1.65     $     2.57
-------------- ----------- ------------------------------------------------------------------------- -------------- --------------

BALANCE SHEET                                                   2006                2005                2005
(in thousands of $)                                          Sept 30             Sept 30              Dec 31
                                                                                                     (audited)
---------------------------------------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                                     10,973              11,228              12,634
Restricted cash                                               10,000              10,000              10,000
Other current assets                                          15,269               8,886              15,096
Long term
Vessels, net                                                 272,264             289,385             285,070
Deferred charges and other long-term assets                      306                 376                 359

Total assets                                                 308,812             319,875             323,159

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term debt and current portion of long-term debt         11,200              11,355              11,200
Other current liabilities                                      9,675               8,789               7,726
Long term
Long term interest bearing debt                              100,800             112,000             109,200
Stockholders' equity                                         187,137             187,731             195,033

Total liabilities and stockholders' equity                   308,812             319,875             323,159
---------------------------------------------------------------------------------------------------------------

-------------- ------------ -------------------------------------------------------- ----------------- -------------- --------------
         2005         2006    STATEMENT OF CASHFLOWS                                             2006           2005           2005
     Jul-Sept     Jul-Sept    (in thousands of $)                                            Jan-Sept       Jan-Sept        Jan-Dec
                                                                                                                          (audited)
-------------- ------------ -------------------------------------------------------- ----------------- -------------- --------------
                              OPERATING ACTIVITIES
        3,645       14,499    Net income                                                       36,564         28,115        43,967
                              Adjustments to reconcile net income to net cash
                              provided by operating activities
        4,332        4,333    Depreciation, amortization and foreign exchange                  12,857         12,854         17,186
          326       (2,456)   Change in operating assets and liabilities                        1,778         16,248          8,975

        8,303       16,376    Net cash provided by operating activities                        51,199         57,217         70,128

                              FINANCING ACTIVITIES
            -            -    Proceeds from long-term debt and credit facilities                   76              -              -
       (6,244)      (2,816)   Repayments of long-term debt and credit facilities               (8,476)        (8,387)      (11,342)
      (13,680)     (13,680)   Dividends paid                                                  (44,460)       (69,255)      (77,805)

      (19,924)     (16,496)   Net cash used in financing activities                           (52,860)       (77,642)      (89,147)

      (11,621)        (120)   Net decrease in cash and cash equivalents                        (1,661)       (20,425)      (19,019)
       22,849       11,093    Cash and cash equivalents at start of period                     12,634         31,653        31,653
       11,228       10,973    Cash and cash equivalents at end of period                       10,973         11,228        12,634
-------------- ------------ -------------------------------------------------------- ----------------- -------------- --------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Knightsbridge Tankers Limited
                                            -----------------------------------
                                                       (Registrant)




Date November 20, 2006                       By /s/ Kate Blankenship
                                                ---------------------
                                                    Kate Blankenship
                                                    Secretary





SK 01655 0002 721774